                                                                     EXHIBIT 4.6


                                 AMENDMENT NO. 3


                  This Amendment No. 3 to the Credit Agreement dated as of August 14, 2000 (this "Agreement"), is among Tyler Technologies, Inc., a Delaware corporation (the "Borrower"), the Banks signatory to the Credit Agreement described below (the "Banks"), and Bank of America, N.A., as agent (the "Agent") for the Banks.

                                  INTRODUCTION

         Reference is made to the Credit Agreement dated as of October 1, 1999 (as amended, the "Credit Agreement"), among the Borrower, the Banks, and the Agent, the defined terms of which are used herein unless otherwise defined herein. The Borrower, the Banks, and the Agent have agreed to modify the Credit Agreement as set forth herein in connection with the Borrower's proposed business activities.

         THEREFORE, in connection with the foregoing and for other good and valuable consideration, the Borrower, the Banks, and the Agent hereby agree as follows:

Amendment.

(a) Section 1.1 of the Credit Agreement is amended by replacing or inserting the following definitions, as appropriate:

                  "Applicable Margin" means, with respect to interest rates, unused commitment fees, and letter of credit fees and as of any date of its determination, the percentage amount set forth in the table below:

                  Period                    Applicable Margin          Applicable Margin
                                            Base Rate Tranches and     Commitment Fee
                                            Letters of Credit

                  8/1/00 through 12/31/00   2.00%                      .50%
                  1/1/01 through 3/31/01    3.00%                      .50%
                  4/1/01 through 6/30/01    3.50%                      .50%
                  thereafter                4.00%                      .50%

                  "Collateral" means (a) all real property, fixtures, and equipment comprising the Borrower's headquarters in Dallas, Texas, (b) all accounts, notes receivable, inventory, equipment, and general intangibles (including contractual rights to the payment of money and intellectual property rights) of the Borrower and its Subsidiaries, (c) all ownership interests in the Subsidiaries of the Borrower, and (d) all other real and personal property of the Borrower and its Subsidiaries requested by the Agent to be collateral for the Credit Obligations, in each case other than Excluded Collateral.

                  "Excluded Collateral" means (a) the stock of Government Records Services, Inc., and Title Records Corporation and the assets of TRC which are set forth as "Excluded Collateral" in Schedule II of the Security Agreement which is executed in connection with this Agreement and is dated as of October 1, 1999, each until such time as the BRC Note has been paid or the BRC Pledge Agreement and Guaranty has been terminated and (b) the stock of the Excluded Subsidiaries and the assets of the Excluded Subsidiaries.

                  "Excluded Subsidiaries" means (a) TPI and Swan and (b) any other Subsidiaries of the Borrower determined by the Agent to be Excluded Subsidiaries.

                  "Permitted Minor Asset Sales" means sales of assets, other than in the ordinary course of business, that have a sales price totaling not more than $100,000 in any fiscal year.

                  "Net Cash Proceeds" means the cash proceeds from any sale of assets or capital stock after payment of the costs of the sale and repayment of any Permitted Debt secured by a Permitted Lien on any of the assets or capital stock which was sold.

                  "Permitted Debt" means all of the following Debt:

                           (a) Debt in the form of the Credit Obligations;

                           (b) Debt between Credit Parties;

                           (c) Debt of the Borrower outstanding on the date of this Agreement that is disclosed on Schedule II and unpaid interest which has accrued or shall accrue on such Debt; and

                           (d) Debt of the Borrower other than that specified above which was outstanding on June 30, 2000, and is disclosed on the Borrower's June 30, 2000, financial statements.

                  "Security Documents" means the Security Agreements, the Mortgages, the Pledge Agreements, and any other document creating or consenting to Liens in favor of the Agent securing Credit Obligations.

                  "Revolving Loan Maturity Date" means October 2, 2001.

(b) Sections 2.1(a)(iii) of the Credit Agreement is amended to read as follows:

          (iii)   Reduction of Revolving Loan Commitments.

                  (A) In connection with any prepayment under Section 2.1(c)(i)(A), the Revolving Loan Commitments shall be reduced by an amount equal to the amount of such prepayment, with each Bank's Revolving Loan Commitment reduced pro rata. Any termination or reduction of the Revolving Loan Commitments pursuant to this paragraph shall be permanent, with no obligation of the Banks to reinstate such reduced Revolving Loan Commitments.

                  (B) The Borrower shall have the right, upon at least 5 Business Days advance notice to the Agent, to reduce ratably in part or terminate in whole the Revolving Loan Commitments. Each such notice shall specify the amount of the termination or reduction and shall be irrevocable and binding on the Borrower. Partial reductions shall be in a minimum amount of $5,000,000 and be made in integral multiples of $5,000,000. In the event of any partial reduction, each Bank's Revolving Loan Commitment shall be reduced pro rata. The Revolving Loan Commitments cannot be reduced below the amount of the Revolving Loan plus the Letter of Credit Exposure. Any termination or reduction of the Revolving Loan Commitments pursuant to this paragraph shall be permanent, with no obligation of the Banks to reinstate such reduced or terminated Revolving Loan Commitments.

                  (C) To the extent not reduced below the following amounts by reductions pursuant to paragraphs (A) and (B) above, the Revolving Loan Commitments shall be reduced in accordance with the following schedule:

                  Date              Aggregate Revolving Loan Commitments

                  08/14/00          $ 77,500,000
                  09/30/00          $ 65,000,000
                  11/30/00          $ 55,000,000

         In connection with each such reduction, each Bank's Revolving Loan Commitment shall be reduced pro rata and the Borrower shall to the extent required by Section 2.1(c)(i)(B) prepay the Revolving Loan. Any termination or reduction of the Revolving Loan Commitments pursuant to this paragraph shall be permanent, with no obligation of the Banks to reinstate such reduced Revolving Loan Commitments.

         (D) On December 30, 2000, the Revolving Loan Commitments shall be reduced to an amount equal to sum of (x) the Revolving Loan plus (y) the Swing Line Loan plus (z) the Letter of Credit Exposure on such date. The Revolving Loan Commitments shall thereafter be reduced by $1,500,000 on December 31, 2000, and the last day of each month thereafter until the Revolving Loan Maturity Date. In connection with each such reduction, each Bank's Revolving Loan Commitment shall be reduced pro rata and the Borrower shall to the extent required by
         Section 2.1(c)(i)(B) prepay the Revolving Loan. Any termination or reduction of the Revolving Loan Commitments pursuant to this paragraph shall be permanent, with no obligation of the Banks to reinstate such reduced Revolving Loan Commitments.

(c) Section 2.1(c)( i) of the Credit Agreement is amended to read as follows:

         (i)      The Borrower shall make mandatory prepayments of principal:

                  (A) upon receipt of any Net Cash Proceeds from any asset sale, including the sale of any capital stock of any Subsidiary of the Borrower, or upon any sale of any capital stock of the Borrower, in an amount equal to 100% of the Net Cash Proceeds of such asset sale or capital stock sale (provided that such requirement shall not apply to sales of assets in the ordinary course of business or Permitted Minor Asset Sales); and

                  (B) when required and in the amount necessary to keep the amount of (x) the Revolving Loan plus (y) the Swing Line Loan plus (z) the Letter of Credit Exposure equal to or less than the amount of the Revolving Loan Commitments.

         In connection with any such mandatory prepayment, the Revolving Loan Commitments shall be reduced to the extent set forth in Section 2.1(a)(iii), and the Borrower shall provide notice to the Agent in writing or by telecopy not later than 11:00 a.m. (local time at the Applicable Lending Office of the Agent) on the 5th Business Day before the date of the required prepayment. Each such notice shall specify the principal amount and Tranches of the Revolving Loan which shall be prepaid, the date of the prepayment, and shall be irrevocable and binding on the Borrower.

(d) Paragraphs (a) through (c) of Section 2.5 of the Credit Agreement are replaced with the following two paragraphs (with paragraph (d) being renumbered as paragraph (c) accordingly):

                   (a) Interest Rate Basis. Effective on August 14, 2000, and subject to the provisions of Section 2.6, all LIBOR Tranches shall convert to Base Rate Tranches. Thereafter the Borrower may select only Base Rate Tranches for the Revolving Loan. The Borrower shall provide the Agent with written notice of the Base Rate Tranche in a Revolving Loan Borrowing Request not later than 11:00 a.m. (local time at the Applicable Lending Office of the Agent) on the date of the proposed Borrowing.

                   (b) Base Rate Tranches. Each Base Rate Tranche shall bear interest at a per annum interest rate equal to the Adjusted Base Rate in effect from time to time plus the Applicable Margin for Base Rate Tranches in effect from time to time. Any change in the interest rate accruing on a Base Rate Tranche resulting from a change in the Prime Rate shall become effective as of the opening of business on the day on which such change in the Prime Rate shall occur. Interest for Base Rate Tranches shall be calculated on the basis of a 365/366 day year for the actual number of days elapsed. The Borrower shall pay to the Agent for the ratable benefit of the Banks all accrued but unpaid interest on outstanding Base Rate Tranches on the last day of each calendar month, on any date all Base Rate Tranches under this revolving facility are prepaid or repaid in full, and on the Revolving Loan Maturity Date.

(e) Section 5.2 of the Credit Agreement is amended by inserting the following new paragraph (c) after paragraph (b) and renumbering the prior paragraph (c) and the remainder of the Section accordingly:

                  (b) Monthly Reports. Beginning with September 2000, as soon as available and in any event not later than 45 days after the end of each month, (i) a copy of the internally prepared consolidated financial statements of the Borrower for such month and for the fiscal year to date period ending on the last day of such month, including therein the consolidated balance sheets of the Borrower as of the end of such month and the consolidated statements of income, and cash flows for such month and for such fiscal year to date period, setting forth the consolidated financial position and results of the Borrower for such month and fiscal year to date period, all in reasonable detail and duly certified by a Responsible Officer of the Borrower as having been prepared in accordance with generally accepted accounting principles (subject to normal year-end audit adjustments), and (ii) a copy of the internally prepared consolidating financial schedules of the Borrower from which the consolidated financial statements of Borrower provided to the Agent pursuant to clause (i) were prepared.

(f) Section 5.5 of the Credit Agreement is amended by replacing such section in its entirety with the following:

         5.5      Financial Covenants.

                  (a) Net Worth. The Borrower shall not permit the consolidated Net Worth of the Borrower at any time to be less than the sum of (i) $100,000,000 plus (ii) 75% of the quarterly consolidated net income of the Borrower for each fiscal quarter ending after June 30, 2000, during which the Borrower has positive consolidated net earnings; plus (iii) 100% of the net proceeds resulting from any sale or issuance of any capital stock of the Borrower or its Subsidiaries since June 30, 2000, plus (iv) to the extent that the required consolidated Net Worth under this Section 5.5(a) was not increased in clauses (i) through (iii) above as a result of any Acquisition, 100% of any increase in the consolidated Net Worth of the Borrower resulting from any Acquisition.

                  (b) Debt Ratio. As of September 30, 2000, and the last day of each fiscal quarter thereafter, the Borrower shall not permit the consolidated Debt Ratio of the Borrower to be greater than the following ratio:

         Dates                                                                  Maximum Ratio
         -----                                                                  -------------
         09/30/00                                                               5.10 to 1.00
         12/31/00                                                               4.25 to 1.00
         03/31/01                                                               2.95 to 1.00
         06/30/01                                                               2.15 to 1.00
         thereafter                                                             1.60 to 1.00

                   (c) EBITDA. As of September 30, 2000, and the last day of each fiscal quarter thereafter, the consolidated EBITDA of the Borrower for the fiscal quarter then ended shall not be less than the amount specified below.

         Dates                                                                  Minimum Amount
         -----                                                                  --------------
         09/30/00                                                               $3,380,000
         12/31/00                                                               $6,230,000
         03/31/01                                                               $5,261,000
         06/30/01                                                               $8,073,000
         09/30/00                                                               $9,630,000
         thereafter                                                             $9,800,000

                   (d) Capital Expenditures. The Borrower shall not permit the consolidated Capital Expenditures of the Borrower, less the amount of such Capital Expenditures reimbursed by the customers of the Borrower, during the Borrower's 2000 fiscal year to exceed $14,460,000, and shall not permit the consolidated Capital Expenditures of the Borrower, less the amount of such Capital Expenditures reimbursed by customers of the Borrower, during each fiscal quarter thereafter to exceed $1,000,000.

(g) Section 5.9 of the Credit Agreement is amended to read as follows:

                  5.9 Corporate Transactions. The Borrower shall not, without the Agent's consent, permit any Restricted Entity to (a) merge, consolidate, or amalgamate with another Person, or liquidate, wind up, or dissolve itself (or take any action towards any of the foregoing),
         (b) convey, sell, lease, assign, transfer, or otherwise dispose of any of its property, businesses, or other assets outside of the ordinary course of business (except for Permitted Minor Asset Sales and equity offerings of common stock in the Borrower), or (c) make any Acquisition; provided that any Subsidiary of the Borrower that is not an Excluded Subsidiary may merge, consolidate, or amalgamate into any wholly owned Subsidiary of the Borrower that is also not an Excluded Subsidiary or convey, sell, lease, assign, transfer, or otherwise dispose of any of its assets to any wholly-owned Subsidiary of the Borrower that is not an Excluded Subsidiary (and if such disposition transfers all or substantially all of the assets of transferring Subsidiary, such Subsidiary may then liquidate, wind up, or dissolve itself), provided that a wholly-owned Subsidiary is the surviving or acquiring Subsidiary.

                  In connection with any Permitted Minor Asset Sale, provided that no Default or Event of Default exists or would be caused thereby, upon reasonable advance written notice from the Borrower of the intent to so dispose of assets, the Agent at the Borrower's expense shall release the collateral to be sold from the liens and security interests created by the Credit Documents and shall execute and deliver in favor of such Subsidiary any releases reasonably requested by the Borrower to evidence such release.

(f) Section 5.19 of the Credit Agreement is amended by replacing such section in its entirety with the following:

                  5.19 Collateral. The Borrower shall and shall cause its Subsidiaries to execute and deliver to the Agent such joinder agreements, guaranties, pledge agreements, security agreements, mortgages, amendment agreements and other documents and agreements as the Agent requests in form satisfactory to the Agent so that the Borrower and its Subsidiaries (other than the Excluded Subsidiaries) are obligated to pay the Credit Obligations and have secured the Credit Obligations with a first priority perfected Lien on the Collateral. In connection therewith, the Borrower shall provide corporate documentation and opinion letters to the extent requested by the Agent reasonably satisfactory to the Agent reflecting the corporate status of the Borrower and its Subsidiaries and the enforceability and effect of such agreements.

2.       Certain Fees.

         The Borrower shall pay to the Agent for the ratable benefit of the Banks an amendment fee of $1,000,000 in installments, with $300,000 due and payable as a condition to the effectiveness of this Agreement, and subsequent payments of $300,000 due and payable on January 1, 2001, and $400,000 due and payable on July 1, 2001, unless before the due date there are no Credit Obligations outstanding and the Revolving Loan Commitments have been terminated.

3.       Waivers.

         (a) The Agent and the Lenders hereby agree to a one time extension of the time period for delivery of the items required to be delivered pursuant to
Section 5.2(b) of the Credit Agreement so that such items may be delivered on or before August 31, 2000. It shall be an Event of Default if the Borrower fails to deliver the documents and other items listed in Section 5.2(b), each in form and substance reasonably acceptable to the Agent on or before August 31, 2000. This waiver shall not extend to any violation of Section 5.2(b) which occurs after August 31, 2000.

         (b) The Agent and the Lenders hereby waive any Default or Event of Default under Sections 5.5(a), (b), and (c) of the Credit Agreement existing on the date of this Agreement resulting from the failure of the Borrower to comply with the financial covenants in such Sections on or before such date, and any failure to report any such Default or Event of Default under Section 5.2(e) before the date of this waiver. This waiver shall not extend to any violation of
Section 5.5 which occurs after the date of this Agreement or any other failure to report under 5.2(e).

4. Representations and Warranties. The Borrower represents and warrants that (a) the execution, delivery, and performance of this Agreement are within the corporate power and authority of the Borrower and have been duly authorized by appropriate proceedings, (b) this Agreement constitutes legal, valid, and binding obligations of the Borrower enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the rights of creditors generally and general principles of equity, and (c) upon the effectiveness of this Agreement and the amendment of the Credit Documents as provided for herein, no Event of Default shall exist under the Credit Documents and there shall have occurred no event which with notice or lapse of time would become an Event of Default under the Credit Documents, as amended.

5. Effect on Credit Documents. Except as amended herein, the Credit Agreement and all other Credit Documents remain in full force and effect as originally executed. Nothing herein shall act as a waiver of the Agent's or the Banks' rights under the Credit Documents as amended, including the waiver of any default or event of default, however denominated, except as specifically provided herein. The Borrower must continue to comply with the terms of the Credit Documents, as amended. This Agreement is a Credit Document for the purposes of the provisions of the other Credit Documents. Without limiting the foregoing, any breach of representations, warranties, and covenants under this Agreement shall be a default under the other Credit Documents.

6. Effectiveness. This Agreement shall become effective and the Credit Agreement shall be amended as provided in this Agreement effective on the date first set forth above when the Agent shall have received duly executed counterparts hereof signed by the Borrower, the Agent, and the Banks and the payments required to be made as conditions precedent to the effectiveness this Agreement under Section 2 above have been made.

7. Release. In consideration of this Agreement, Borrower on its behalf and on behalf of its Subsidiaries hereby fully releases, remises, and forever discharges the Agent and the Banks, their parents and all other affiliates and predecessors, and all past and present officers, directors, agents, employees, servants, partners, shareholders, attorneys, and managers thereof (the Agent, the Banks, and the other described parties being the "Bank-Related Parties"), for, from, and against any and all claims, liens, demands, causes of action, controversies, offsets, obligations, losses, damages, and liabilities of every kind and character whatsoever, including, without limitation, any action, omission, misrepresentation, or other basis of liability founded either in tort, contract, or equity and the duties arising thereunder, that the Borrower and its Subsidiaries, or any of them, has had in the past, or now has, whether known or unknown, whether asserted or unasserted, by reason of any matter, cause, or thing set forth in, relating to, or arising out of, or in any way connected with or resulting from, the Credit Agreement, the Credit Documents or any real or personal property now or at any time securing the same (collectively "Claims"). It is the express intent of the parties that the release and discharge set forth in this paragraph be construed as broadly as possible in favor of the Bank Related Parties so as to foreclose forever the assertion by the Borrower or its Subsidiaries of any Claims, as defined above, against Bank Related Parties or any of them.

8. Miscellaneous. The miscellaneous provisions of the Credit Agreement apply to this Agreement. This Agreement may be signed in any number of counterparts, each of which shall be an original.


                            (signature pages follow)

THIS WRITTEN AGREEMENT AND THE CREDIT DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

         THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.


         EXECUTED as of the date first above written.

                              BORROWER:

                              TYLER TECHNOLOGIES, INC.



                              By:
                                 ----------------------------------------------
                                 Brian K. Miller, Vice President and Treasurer


                              AGENT:

                              BANK OF AMERICA, N.A., as Agent



                              By:
                                 ----------------------------------------------
                                 Roger E. Chitwood, Senior Vice President

                              BANKS:

                              BANK OF AMERICA, N.A.




                              By:
                                 ----------------------------------------------
                                 Roger E. Chitwood, Senior Vice President


                              CHASE BANK OF TEXAS, N.A.


                              By:
                                 ----------------------------------------------
                              Name:
                                   --------------------------------------------
                              Title:
                                    -------------------------------------------

                              BANK ONE, TEXAS, N.A.


                              By:
                                 ----------------------------------------------
                              Name:
                                   --------------------------------------------
                              Title:
                                    -------------------------------------------


                              TEXAS CAPITAL BANK, NATIONAL
                              ASSOCIATION


                              By:
                                 ----------------------------------------------
                              Name:
                                   --------------------------------------------
                              Title:
                                    -------------------------------------------